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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                   ----------
                               (Amendment No. 4)*

                         The Estee Lauder Companies Inc.
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                                (Name of Issuer)

     Class A Common Stock,                                   518439 10 4
   par value $.01 per share
--------------------------------------------------------------------------------
(Title of class of securities)                              (CUSIP number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 7 Pages
                         Exhibit Index Appears on Page 6

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

---------------------------------------------------------------------           ---------------------------------------------------
CUSIP No.                       518439 10 4                             13G                         Page 2 of 8
---------------------------------------------------------------------           ---------------------------------------------------

------------------------- ---------------------------------------------------------------------------------------------------------
           1              NAME OF REPORTING PERSONS:                Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15,
                                                                    1976 created by Estee Lauder and Joseph H. Lauder, as Grantors
                          S.S. OR I.R.S. IDENTIFICATION NO. OF
                          ABOVE PERSONS (ENTITIES ONLY):
------------------------- ---------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                       (a) [_]
                                                                                                                       (b) [x]
------------------------- ---------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- ---------------------------------------------------------------------------------------------------------
           4              CITIZENSHIP OR PLACE OF ORGANIZATION:       New York

------------------------------- ----- ---------------------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                        11,043,961
            SHARES
                                ----- ---------------------------------------------------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                          --
           OWNED BY
                                ----- ---------------------------------------------------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                   11,043,961
           REPORTING
                                ----- ---------------------------------------------------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                     --

------------------------- ---------------------------------------------------------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           11,043,961
                          REPORTING PERSON:
------------------------- ---------------------------------------------------------------------------------------------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*                        N/A
                                                                                                                        [_]
------------------------- ---------------------------------------------------------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                   8.1%
                                                                                                               ** SEE ITEM 4
------------------------- ---------------------------------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON:                   OO
------------------------- ---------------------------------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

         Item 1.  Identity of Issuer

                      (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

                      (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

         Item 2.  Identity of Person Filing

                   (a) - (c)            This report is being filed by the Trust
                                        f/b/o Aerin Lauder and Jane Lauder u/a/d
                                        December 15, 1976 created by Estee
                                        Lauder and Joseph H. Lauder, as
                                        Grantors, with a business address of c/o
                                        Richard D. Parsons, 75 Rockefeller
                                        Plaza, New York, New York 10019 (the
                                        "Reporting Person"). The Reporting
                                        Person was organized in the State of New
                                        York.

                   (d) - (e)            This report covers the Issuer's Class A
                                        Common Stock, par value $.01 per share
                                        (the "Class A Common Stock"). The CUSIP
                                        number of the Class A Common Stock is
                                        518439 10 4.

         Item 3.

                    Not Applicable.

         Item 4. Ownership

                      (a) At December 31, 2001, the Reporting Person beneficially owned 11,043,961 shares of Class A Common Stock as follows: 4,000,000 shares of Class A Common Stock and 7,043,961 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") held directly by the Reporting Person. At December 31, 2001, 4,000,000 shares of Class A Common Stock were loaned to Ronald S. Lauder pursuant to a demand loan.

                      (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 11,043,961 shares of Class A Common Stock, which would constitute 8.1% of the number of shares of Class A Common Stock outstanding. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 4,000,000 shares of Class A Common Stock and the 7,043,961 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 6.1% of the aggregate voting power of the Issuer.

                      (c) Richard D. Parsons, as the sole trustee of the Reporting Person, has sole voting and dispositive power with respect to the 4,000,000 shares of Class A Common


                               Page 3 of 7 Pages

                                        Stock and the 7,043,961 shares of Class
                                        B Common Stock owned by the Reporting
                                        Person.

         Item 5. Ownership of Five Percent or Less of a Class

                  Not Applicable.

         Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  Aerin Lauder and Jane Lauder, as beneficiaries of the Reporting Person, and Richard D. Parsons, as the sole trustee of the Reporting Person, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,000,000 shares of Class A Common Stock and the 7,043,961 shares of Class B Common Stock owned by the Reporting Person.

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable.

         Item 8. Identification and Classification of Members of the Group

                  The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. Mr. Parsons is the designee of Ronald S. Lauder. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

         Item 9. Notice of Dissolution of Group

                     Not Applicable.

         Item 10. Certification

                     Not Applicable.


                               Page 4 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:       February 6, 2002


                           Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estee Lauder and Joseph
                           H. Lauder, as Grantors





                                             By: /s/ Richard D. Parsons, trustee
                                             -----------------------------------












                               Page 5 of 7 Pages

                                  EXHIBIT INDEX
                                  -------------

         Exhibit A -- List of Parties to the Stockholders' Agreement
















                               Page 6 of 7 Pages